UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Perry Ellis International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

288853104
(CUSIP Number)

CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	DEBRA SMITH CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 63,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 63,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 206,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 206,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,235
	10	SHARED DISPOSITIVE POWER 8,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 288853104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners Special I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 63,100 Shares owned directly by Legion Partners I is approximately $885,034, including brokerage commissions. The aggregate purchase price of the 206,300 Shares owned directly by Legion Partners Special I is approximately $3,568,714, including brokerage commissions. The aggregate purchase price of the 7,100 Shares owned directly by Legion Partners II is approximately $131,973, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $4,766, including brokerage commissions.

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 30,425 Shares beneficially owned by CalSTRS is approximately $566,297, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 15,773,000 Shares outstanding as of September 4, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2015 filed with the Securities and Exchange Commission on September 10, 2015.

A.	Legion Partners I

(a)	As of the close of business on September 21, 2015, Legion Partners I beneficially owned directly 63,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 63,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 63,100

(c)	The transactions in the Shares by Legion Partners I since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 288853104

B.	Legion Partners Special I

(a)	As of the close of business on September 21, 2015, Legion Partners Special I beneficially owned directly 206,300 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 206,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 206,300

(c)	The transactions in the Shares by Legion Partners Special I since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners II

(a)	As of the close of business on September 21, 2015, Legion Partners II beneficially owned directly 7,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,100

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners Special I, and Legion Partners II, Legion Partners LLC may be deemed the beneficial owner of the (i) 63,100 Shares owned by Legion Partners I, (ii) 206,300 Shares owned by Legion Partners Special I and (iii) 7,100 Shares owned by Legion Partners II.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,500

(c)
Legion Partners LLC has not entered into any transactions in the Shares since the filing of Amendment No. 5. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 288853104

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners Special I, and Legion Partners II may be deemed the beneficial owner of the (i) 63,100 Shares owned by Legion Partners I, (ii) 206,300 Shares owned by Legion Partners Special I and (iii) 7,100 Shares owned by Legion Partners II.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,500

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 5. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
As of the close of business on September 21, 2015, Legion Partners Holdings beneficially owned 200 Shares directly. As the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 63,100 Shares owned by Legion Partners I, (ii) 206,300 Shares owned by Legion Partners Special I and (iii) 7,100 Shares owned by Legion Partners II.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,700

(c)
Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 5. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 63,100 Shares owned by Legion Partners I, (ii) 206,300 Shares owned by Legion Partners Special I, (iii) 7,100 Shares owned by Legion Partners II and (iv) 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,700

(c)
None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares since the filing of Amendment No. 5. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 288853104

H.	CalSTRS

(a)	As of September 21, 2015, CalSTRS beneficially owned 30,425 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,425
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,235
4. Shared power to dispose or direct the disposition: 8,190*

*The power to dispose or to direct the disposition of 1,198 Shares is shared with BlackRock Institutional Trust Company, N.A. (“BTC”). CalSTRS has been informed by BTC that its principal business is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 400 Howard Street, San Francisco, CA 94105. In addition, BTC has further informed CalSTRS that on January 20, 2012, BTC entered into an Offer of Settlement (the "Agreement") with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BTC. Without admitting or denying wrongdoing, BTC agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BTC violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a). BTC also agreed to refrain from any further violations of the above-mentioned statutory provisions. The CFTC did not allege, nor find, that any clients of BTC or any related affiliate were harmed in any way. In the previous five years, BTC has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order (with the exception of the Agreement) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The power to dispose or to direct the disposition of 6,992 Shares is shared with Matarin Capital Management (“Matarin”). CalSTRS has been informed by Matarin that its principal business is to provide diversified investment management to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 1 Dock St., Suite 320, Stamford, CT 06902. In the previous five years, Matarin has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	CalSTRS has not entered into any transactions in the Shares since the filing of Amendment No. 5.

An aggregate of 307,125 Shares, constituting approximately 1.9% of the Shares outstanding, is reported in this Amendment No. 6.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of September 18, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 288853104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 5 is hereby incorporated by reference in this Item 6.

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2015

Legion Partners, L.P. I

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

CUSIP NO. 288853104

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

CUSIP NO. 288853104

California State Teachers’ Retirement System

By:	/s/ Kim McDonnell
	Name:	Kim McDonnell
	Title:	Investment Officer III

CUSIP NO. 288853104

SCHEDULE A

Transactions in the Shares since the filing of Amendment No. 5

Nature of Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I
Sale of Common Stock 1	24.07	(686)	08/25/2015
Sale of Common Stock	24.32	(3,300)	08/26/2015
Sale of Common Stock	24.29	(162)	08/27/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(21)	08/27/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(35)	08/28/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(33)	08/31/2015
Sale of Common Stock	24.83	(4,007)	08/31/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	23	09/04/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	85	09/08/2015
Purchase of December 2015 Call Option ($22.50 Strike Price) 3	3.43	794	09/08/2015
Sale of September 2015 Call Option ($22.50 Strike Price) 2	2.25	(794)	09/08/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	94	09/09/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.80	52	09/10/2015
Purchase of September 2015 Call Option ($25.00 Strike Price) 3	0.42	377	09/10/2015
Sale of Common Stock 4	20.00	(7,600)	09/18/2015
Sale of Common Stock 5	22.50	(204,100)	09/18/2015

CUSIP NO. 288853104

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

Sale of Common Stock 1	24.07	(2,236)	08/25/2015
Sale of Common Stock	24.32	(10,758)	08/26/2015
Sale of Common Stock	24.29	(529)	08/27/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(69)	08/27/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(115)	08/28/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(108)	08/31/2015
Sale of Common Stock	24.83	(12,781)	08/31/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	75	09/04/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	279	09/08/2015
Purchase of December 2015 Call Option ($22.50 Strike Price) 3	3.43	1,008	09/08/2015
Sale of September 2015 Call Option ($22.50 Strike Price) 2	2.25	(1,008)	09/08/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	308	09/09/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.80	171	09/09/2015
Purchase of September 2015 Call Option ($25.00 Strike Price) 3	0.42	1,230	09/09/2015
Sale of Common Stock 4	20.00	(24,900)	09/18/2015
Sale of Common Stock 5	22.50	(227,300)	09/18/2015

LEGION PARTNERS, L.P. II

Sale of Common Stock 1	24.07	(78)	08/25/2015
Sale of Common Stock	24.32	(375)	08/26/2015
Sale of Common Stock	24.29	(19)	08/27/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(3)	08/27/2015
Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(5)	08/28/2015

CUSIP NO. 288853104

Sale of December 2015 Call Option ($22.50 Strike Price) 2	3.00	(4)	08/31/2015
Sale of Common Stock	24.83	(253)	08/31/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	2	09/04/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	10	09/08/2015
Purchase of December 2015 Call Option ($22.50 Strike Price) 3	3.43	91	09/08/2015
Sale of September 2015 Call Option ($22.50 Strike Price) 2	2.25	(91)	09/08/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.90	10	09/09/2015
Purchase of December 2015 Call Option ($25.00 Strike Price) 3	1.80	6	09/10/2015
Purchase of September 2015 Call Option ($25.00 Strike Price) 3	0.42	43	09/10/2015
Sale of Common Stock 4	20.00	(900)	09/18/2015
Sale of Common Stock 5	22.50	(23,100)	09/18/2015

____________________
1 Represents the complete transaction on August 25, 2015.   In Amendment No. 5, the transaction reported as of August 25, 2015 was as of 12:00 p.m. Eastern Time on such date.
2 Represents a short sale.
3 Represents a purchase to cover short position.
4 Represents the assignment of a September 2015 Call Option ($20.00 Strike Price).
5 Represents the assignment of a September 2015 Call Option ($22.50 Strike Price).